SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Innocoll AG

(Name of Issuer)

American Depositary Shares, each

representing 1/13.25 of an Ordinary Share

Ordinary Shares, €1.00 nominal value per share

(Title of Class of Securities)

45780Q103

(CUSIP Number)

Nathalie Auber

Sofinnova Ventures, Inc.

3000 Sand Hill Road, Bldg 4, Suite 250

Menlo Park, CA 94025

(650) 681-8420

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Linda Daley, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd., Redwood City, CA  94063

(650) 463-5243

July 25, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Sofinnova Venture Partners VIII, L.P. (“SVP VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
			(a) ☐	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
125,786 Ordinary Shares represented by 1,666,666 American Depositary Shares (“ADSs”) except that Sofinnova Management VIII, L.L.C. (“SM VIII”), the general partner of SVP VIII, may be deemed to have sole voting power, and Dr. Michael F. Powell (“Powell”), Dr. James I. Healy (“Healy”), Dr. Anand Mehra (“Mehra”), and Dr. Srinivas Akkaraju (“Akkaraju”) the managing members of SM VIII, may be deemed to have shared power to vote these ADSs.
	8	SHARED VOTING POWER
See response to row 7.
	9	SOLE DISPOSITIVE POWER
125,786 Ordinary Shares represented by 1,666,666 ADSs except that SM VIII, the general partner of SVP VIII, may be deemed to have sole dispositive power and Powell, Healy, Mehra and Akkaraju, the managing members of SM VIII, may be deemed to have shared power to dispose of these ADSs.
	10	SHARED DISPOSITIVE POWER
See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON		125,786 [1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
	EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		8.4%[1]
14	TYPE OF REPORTING PERSON		PN

1 Reporting Persons are party to a voting agreement with certain other shareholders, and may be deemed to beneficially own the aggregate of 1,021,670 Ordinary Shares held by the group, representing approximately 64.7% of the outstanding Ordinary Shares.

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Sofinnova Management VIII, L.L.C. (“SM VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
			(a) ☐	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

125,786 Ordinary Shares represented by 1,666,666 ADSs, all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole voting power, and Powell, Healy, Mehra and Akkaraju, the managing members of SM VIII, may be deemed to have shared power to vote these ADSs.

	8	SHARED VOTING POWER
See response to row 7.
	9	SOLE DISPOSITIVE POWER

125,786 Ordinary Shares represented by ADSs, all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole dispositive power, and Powell, Healy, Mehra and Akkaraju, the managing members of SM VIII, may be deemed to have shared dispositive power over these ADSs.

	10	SHARED DISPOSITIVE POWER
See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON		125,786 [1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
	EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		8.4%[1]
14	TYPE OF REPORTING PERSON		OO

1 Reporting Persons are party to a voting agreement with certain other shareholders, and may be deemed to beneficially own the aggregate of 1,021,670 Ordinary Shares held by the group, representing approximately 64.7% of the outstanding Ordinary Shares.

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Dr. Michael F. Powell (“Powell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
			(a) ☐	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER

125,786 Ordinary Shares represented by 1,666,666 ADSs, all of which are directly owned by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole voting power, and Powell, a managing member of SM VIII, may be deemed to have shared voting power to vote these ADSs.

	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER

125,786 represented by 1,666,666 ADSs, all of which are directly owned by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole dispositive power, and Powell, a managing member of SM VIII, may be deemed to have shared power to dispose of these ADSs.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON		125,786 [1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
	EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		8.4%[1]
14	TYPE OF REPORTING PERSON		IN

1 Reporting Persons are party to a voting agreement with certain other shareholders, and may be deemed to beneficially own the aggregate of 1,021,670 Ordinary Shares held by the group, representing approximately 64.7% of the outstanding Ordinary Shares.

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Dr. James I. Healy (“Healy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
			(a) ☐	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER

125,786 Ordinary Shares represented by 1,666,666 ADSs, all of which are directly owned by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole voting power, and Healy, a managing member of SM VIII, may be deemed to have shared voting power to vote these ADSs.

	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER

125,786 Ordinary Shares represented by 1,666,666 ADSs, all of which are directly owned by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole dispositive power, and Healy, a managing member of SM VIII, may be deemed to have shared power to dispose of these ADSs.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON		125,786 [1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
	EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		8.4%[1]
14	TYPE OF REPORTING PERSON		IN

1 Reporting Persons are party to a voting agreement with certain other shareholders, and may be deemed to beneficially own the aggregate of 1,021,670 Ordinary Shares held by the group, representing approximately 64.7% of the outstanding Ordinary Shares.

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Dr. Srinivas Akkaraju (“Akkaraju”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
			(a) ☐	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER

125,786 Ordinary Shares represented by 1,666,666 ADSs, all of which are directly owned by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole voting power, and Akkaraju, a managing member of SM VIII, may be deemed to have shared voting power to vote these ADSs.

	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER

125,786 Ordinary Shares represented by 1,666,666 ADSs, all of which are directly owned by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole dispositive power, and Akkaraju, a managing member of SM VIII, may be deemed to have shared power to dispose of these ADSs.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON		125,786 [1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
	EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		8.4%[1]
14	TYPE OF REPORTING PERSON		IN

1 Reporting Persons are party to a voting agreement with certain other shareholders, and may be deemed to beneficially own the aggregate of 1,021,670 Ordinary Shares held by the group, representing approximately 64.7% of the outstanding Ordinary Shares.

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Dr. Anand Mehra (“Mehra”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
			(a) ☐	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER

125,786 Ordinary Shares, represented by 1,666,666 ADSs, all of which are directly owned by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole voting power, and Mehra, a managing member of SM VIII, may be deemed to have shared voting power to vote these ADSs.

	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER

125,786 Ordinary Shares represented by 1,666,666 ADSs, all of which are directly owned by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole dispositive power, and Mehra, a managing member of SM VIII, may be deemed to have shared power to dispose of these ADSs.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON		125,786 [1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
	EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		8.4%[1]
14	TYPE OF REPORTING PERSON		IN

1 Reporting Persons are party to a voting agreement with certain other shareholders, and may be deemed to beneficially own the aggregate of 1,021,670 Ordinary Shares held by the group, representing approximately 64.7% of the outstanding Ordinary Shares.

Statement on Schedule 13D

This Statement on Schedule 13D relates to the beneficial ownership of American Depositary Shares (“ADSs”), each representing 1/13.25 of an Ordinary Share, €1.00 nominal value per share (the “Ordinary Shares”) of Innocoll AG (the “Issuer”). This Schedule 13D is being filed by Sofinnova Venture Partners VIII, L.P., a Delaware limited partnership (“SVP VIII”), Sofinnova Management VIII, L.L.C., a Delaware limited liability company (“SM VIII”), Dr. Srinivas Akkaraju (“Akkaraju”), Dr. Michael F. Powell (“Powell”), Dr. James I. Healy (“Healy”), and Dr. Anand Mehra (“Mehra”) and collectively with SVP VIII, SM VIII, Akkaraju, Powell, and Healy, “Reporting Persons”).

ITEM 1.	SECURITY AND ISSUER.

(a) The class of equity securities to which this statement relates is the ADSs of Issuer, each ADS representing 1/13.25 Ordinary Shares of the Issuer.

(b) The Issuer’s principal executive offices are located at Midlands Innovation and Research Center, Dublin Road, Athlone, County Westmeath, Ireland.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) The persons and entities filing this Schedule 13D are SVP VIII, SM VIII, Akkaraju, Powell, Healy, and Mehra. SM VIII, the general partner of SVP VIII, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by SVP VIII.

(b) The address of the principal place of business for each of the Reporting Persons is c/o Sofinnova Ventures, 3000 Sand Hill Road, Bldg 4, Suite 250 Menlo Park, California 94025.

(c) The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of SVP VIII is to make investments in private and public companies, and the principal business of SM VIII is to serve as the general partner of SVP VIII. Akkaraju, Powell, Healy and Mehra are the managing members of SM VIII.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SVP VIII is a Delaware limited partnership. SM VIII is a Delaware limited liability company. Akkaraju, Powell, Healy, and Mehra are U.S. citizens.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 30, 2013 SVP VIII purchased 1,666,666 ADSs at the Issuer’s initial public offering price of $9.00 for an aggregate purchase price of $15,000,000. The source of the funds for the purchase was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

SVP VIII holds its securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional ADSs and/or retain and/or sell all or a portion of the ADSs held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the ADSs held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the ADSs, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 1,495,090 Ordinary Shares outstanding immediately after the Issuer’s initial public offering as reported by Issuer in its final prospectus.

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the securities of the Issuer during the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreement of SVP VIII, the general partner and limited partners of SVP VIII may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In connection with the purchase of ADSs by SVP VIII, the Issuer, certain of the Reporting Persons and certain other investors entered into voting agreements regarding the nomination and election of a representative of SVP III to the Supervisory Board of Issuer. Such voting agreements automatically terminates upon the election of the SVP VIII representative to the Supervisory Board of Issuer. Reporting Persons and other shareholders subject to the voting agreements hold securities representing an aggregate of 1,021,670 Ordinary Shares, approximately 64.7% of the outstanding Ordinary Shares as of the closing of Issuer’s initial public offering. Such voting agreements are more fully described in the Prospectus and such description is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing.

EXHIBIT B	Form of Supervisory Board Member Nomination Agreement among Innocoll AG, Sofinnova Venture Partners VIII, L.P. and certain existing shareholders of Innocoll AG is incorporated herein by reference to Exhibit A to Exhibit 10.7 to the Issuer’s Registration Statement on Form F-1 filed with the SEC on July 24, 2014

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 4, 2014

SOFINNOVA VENTURE PARTNERS VIII, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT VIII, L.L.C.,
a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT VIII, a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MICHAEL F. POWELL
DR. SRINIVAS AKKARAJU
DR. ANAND MEHRA

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the ADSs of Innocoll AG shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: August 4, 2014

SOFINNOVA VENTURE PARTNERS VIII, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT VIII,
L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT VIII, a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. SRINIVAS AKKARAJU
DR. JAMES I. HEALY
DR. MICHAEL F. POWELL
DR. ANAND MEHRA

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact